Monthly Report - November, 2022

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $      (8,752,873)      18,515,674
Change in unrealized gain (loss) on open          (3,110,872)      (4,175,209)
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury            (38,888)        (107,992)
      obligations
   Change in unrealized gain (loss) from U.S.        117,382         (635,817)
      Treasury obligations
Interest income (expense)       	             253,418        1,205,339
Foreign exchange gain (loss) on margin deposits       47,793          (35,297)
				                 ------------    -------------
Total: Income                                    (11,484,040)      14,766,698

Expenses:
   Brokerage commissions 	                     334,061        3,879,457
   Management fee 			              39,518          456,485
   20.0% New Trading Profit Share 	            (551,648)         273,863
   Custody fees 	       	                          44           21,921
   Administrative expense                             52,460          553,326
					         ------------    -------------
Total: Expenses 	                           (125,565)        5,185,052
Net Income(Loss)	    	          $     (11,358,475)        9,581,646
for November, 2022

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (78,502.637       $     3,162,149    113,518,850    116,680,999
units) at October 31, 2022
Addition of 		 	         34,728          5,147         39,875
28.775 units on November 1, 2022
Redemption of 		 	              0    (1,231,152)    (1,231,152)
(881.028) units on  November 30, 2022*
Net Income (Loss)               $       (314,765)   (11,043,710)   (11,358,475)
for November, 2022
         			   -------------   -------------   -----------


Net Asset Value at November 30, 2022
(77,681.749 units inclusive
of 31.365 additional units) 	      2,882,112    101,249,135    104,131,247
				  =============  ============= ==============


		GLOBAL MACRO TRUST November 2022 UPDATE
                      Year to Date     Net Asset
Series	  November ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1    (10.27)% 	     7.78%  $  1,156.43	   60,671.355 $    70,162,121
Series 3    (8.17)% 	    10.78%  $  1,858.09	    9,408.022 $    17,480,970
Series 4    (9.85)% 	    13.61%  $  2,535.06	    4,131.738 $    10,474,220
Series 5    (8.23)% 	     9.93%  $  1,732.81	    3,470.634 $     6,013,936

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, Chairman
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			55 West 46th Street, 31st Floor
			      New York, NY   10036





			December 21, 2022
Dear Investor:

Global Macro Trust - Series 1 (the ``Trust'') was down 10.27\% for November. Year-to-date the Trust is up 7.78\%. Significant losses were registered from trading equity futures, interest rate futures, currency forwards and, to a lesser extent, energy and metal futures. Trading of soft and agricultural commodities was nearly flat.

Throughout 2022, market participants have gyrated between risk-on and risk-off positioning in financial markets and November was no exception. At the start of the month, market positioning tilted heavily toward a risk-off posture-i.e. short equity futures, short interest rate futures, and short currencies/long the U.S. dollar. On November 10, however, data on U.S. consumer price inflation for October came in weaker than forecasted, triggering a sharp swing toward a risk-on bias. Indications that the Federal Reserve would likely reduce the pace of its interest rate increases at upcoming meetings added to the improved attitude toward risk, as did Chinese efforts to support its depressed real estate sector and to move away from a COVID-ZERO policy. Conversely, market participants seemed to ignore the increasing risks of a significant global growth recession in 2023, rising social unrest in China, and persistently hawkish rhetoric from a plethora of Federal Reserve and ECB officials.

As traders aggressively closed short equity positions and/or opened long positions, the Fund's short positions in European, Asian, EAFE and emerging market equity index futures posted losses. Short Brazilian equity and VIX index futures trades registered small offsetting gains.

In response to better inflation data in the U.S. and elsewhere, signs that the Federal Reserve and other central banks were moderating but continuing their policy tightening efforts, and amid concerns about developed market growth in 2023, yield curve inversions steepened as longer-term interest rates declined sharply. Consequently, short positions in U.S., German and Italian bonds futures were unprofitable. Short positions in short-term U.S., British, euro, and Italian interest rate futures also registered losses.

In this environment and in the wake of what had been persistent central bank intervention to support currencies against the U.S. dollar, the U.S. currency, which has risen significantly throughout 2022, declined sharply and broadly. Long dollar positions versus the yen, euro, Swiss franc, Swedish krona, Norwegian kroner, and New Zealand, Australian and Canadian dollars were unprofitable. Elsewhere, a long Mexican peso position was slightly profitable while a long Brazilian real position was slightly unprofitable.

Energy prices declined as COVID-related uncertainties in top crude importer China and mounting fears of a global recession gripped energy markets. Oil prices were also pressured by reports that the US granted Chevron Corp a license to resume oil production in Venezuela. In addition, investors remained cautious ahead of an OPEC+ meeting on Dec. 4 to discuss future production levels, and ahead of an EU meeting on Dec. 5 to discuss a price cap on Russian oil. Long positions in Brent crude, WTI crude, heating oil and London gas oil were unprofitable.
Meanwhile, short positions in U.S. natural gas were also unprofitable as gas prices rose in November on rising demand for heating due to colder weather in both the U.S. and Europe.

A weaker dollar and efforts by the Chinese authorities to support growth, especially in the property sector, underpinned a modest uptick in metal prices, leading to losses from short gold, copper and aluminum trades.

Finally, trading of soft and agricultural commodities was nearly flat as losses from short cotton and soybean positions were generally countered by gains from short corn and wheat trades, and a long sugar position.



   Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, Chairman